Exhibit 12.01

OGE Energy Corp.
Ratio of Earnings to Fixed Charges

	Twelve Months Ended March 31,	Three Months Ended March 31,	Year Ended December 31,
(in millions)	2013	2013	2012	2011	2010	2009	2008

Earnings:
Pre-tax income	$497.7	$43.6	$520.1	$524.3	$461.4	$382.2	$338.6
Add: Fixed charges	175.1	43.7	174.4	161.8	150.1	154.5	130.0
Subtotal	672.8	87.3	694.5	686.1	611.5	536.7	468.6

Subtract:
Allowance for borrowed funds used during construction	3.0	0.7	3.5	10.4	5.5	8.3	4.0
Other capitalized interest	4.5	1.4	4.5	8.7	2.5	6.3	3.5
Total earnings	665.3	85.2	686.5	667.0	603.5	522.1	461.1

Fixed Charges:
Interest on long-term debt	163.9	41.1	163.4	154.8	141.8	143.6	106.6
Interest on short-term debt and other interest charges	8.9	2.2	8.7	5.2	5.9	8.4	21.0
Calculated interest on leased property	2.3	0.4	2.3	1.8	2.4	2.5	2.4
Total fixed charges	$175.1	$43.7	$174.4	$161.8	$150.1	$154.5	$130.0

Ratio of Earnings to Fixed Charges	3.80	1.95	3.94	4.12	4.02	3.38	3.55